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Exhibit 99.2

OFFER TO PURCHASE
BIOVAIL CORPORATION
Asset Sale Offer For Up to $56,600,000 Principal Amount of
7 7/8% Senior Subordinated Notes Due April 1, 2010

CUSIP No.: 09067JAB5

         THIS OFFER WILL EXPIRE, UNLESS EARLIER TERMINATED, AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 26, 2006 UNLESS EXTENDED (SUCH DATE, AS THE SAME MAY BE EXTENDED, THE "OFFER EXPIRATION DATE"). HOLDERS OF NOTES MUST VALIDLY TENDER THEIR NOTES PURSUANT TO THE OFFER ON OR PRIOR TO THE OFFER EXPIRATION DATE IN ORDER TO RECEIVE THE PURCHASE PRICE. TENDERS OF NOTES MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE OFFER EXPIRATION DATE.

        IF YOU ARE A NOMINEE OR A DEPOSITORY AND NOT A BENEFICIAL HOLDER, PLEASE FORWARD COPIES OF THIS NOTICE IMMEDIATELY TO YOUR CLIENTS WHO ARE BENEFICIAL HOLDERS.

        PLEASE READ THIS ENTIRE NOTICE CAREFULLY. THERE ARE CHOICES YOU MUST MAKE BY 5:00 P.M., NEW YORK CITY TIME, ON JUNE 26, 2006.

        Biovail Corporation, a corporation continued under the Canada Business Corporations Act (the "Company" or "Biovail"), is hereby making an offer to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the "Offer to Purchase") and in the accompanying Option of Holder to Elect Purchase (the "Option of Holder to Elect Purchase") and Letter of Transmittal (the "Letter of Transmittal" and, together with the Option of Holder to Elect Purchase and this Offer to Purchase, the "Offer"), up to $56.6 million of its outstanding 7 7/8% Senior Subordinated Notes due April 1, 2010 (the "Notes"), from each holder thereof (each a "Holder" and, collectively, the "Holders"), at a price equal to $1,000 per $1,000 principal amount of Notes tendered, plus accrued and unpaid interest through the date of payment (the "Purchase Price"), upon the terms and subject to the conditions of the Offer. The Company will accept tenders of Notes on a pro-rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 or integral multiples thereof shall be purchased). As of the date of this Offer to Purchase, $400 million aggregate principal amount of Notes are outstanding. Holders are not required to tender their Notes.

        The Offer is being made pursuant to Section 1014 of the Indenture dated as of March 28, 2002, as supplemented by the First Supplemental Indenture dated as of March 28, 2002 (collectively, the "Indenture") among the Company and Computershare Trust Company, Inc., as U.S. Trustee, and Computershare Trust Company of Canada, as Canadian Trustee. On May 2, 2005, the Company completed the Teveten Asset Sale (as defined herein). The purpose of the Offer is to make an Asset Sale Offer (as defined in the Indenture) with the Excess Proceeds (as defined in the Indenture) resulting from the Teveten Asset Sale.

        The Company, in its sole discretion, may terminate the Offer at any time prior to the Offer Expiration Date. If the Offer has not been terminated prior to the Offer Expiration Date, the Company will accept for purchase, and pay the Purchase Price for, all Notes validly tendered and not withdrawn upon the terms of the Offer.

        NEITHER THE COMPANY NOR THE DEPOSITARY MAKES ANY RECOMMENDATION AS TO WHETHER HOLDERS SHOULD TENDER NOTES PURSUANT TO THE OFFER.

        The Offer, if not terminated prior to the Offer Expiration Date, will satisfy the Company's obligation to make an Asset Sale Offer under Section 1014 of the Indenture. If this Offer is completed, irrespective of the principal amount, if any, of Notes purchased in this Offer, the Company's obligations with respect to Section 1014 of the Indenture will be satisfied and the Company may thereafter use the Excess Proceeds of the Teveten Asset Sale not used to purchase Notes in this Offer for general corporate purposes. In the event that the Company terminates the Offer prior to the Offer Expiration Date, the Net Proceeds (as defined in the Indenture) of the Teveten Asset Sale will remain subject to Section 1014 of the Indenture.

        All references to "$" or "dollars" herein are to U.S. Dollars.

        If the Offer is consummated, Notes that are not tendered, or that are not accepted for purchase pursuant to the Offer, will remain outstanding and will continue to accrue interest as provided in the Indenture. The trading market for any Notes not properly tendered pursuant to the Offer may be significantly more limited in the future if the Offer is consummated. See "Market Information for the Notes."

        Tenders of Notes may be withdrawn at any time on or prior to the Offer Expiration Date. For a withdrawal of a tendered Note to be valid, such withdrawal must comply with the procedures set forth under "Withdrawal of Tenders." If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will disseminate additional Offer materials and extend the Offer to the extent required by law.

        Subject to the right of the Company to terminate the Offer and to the other terms and conditions of the Offer (including the terms and conditions of any extension or amendment) and applicable law, the Company will accept for purchase, on the third Business Day following the Offer Expiration Date (the "Purchase Date"), all Notes validly tendered (and not withdrawn) pursuant to the Offer on or prior to the Offer Expiration Date. The term "Business Day" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York, New York are authorized or obligated by law or executive order to close. Unless the Company defaults in payment of the Purchase Price, Notes accepted for payment pursuant to the Offer shall cease to accrue interest after the Purchase Date.

        In the event that the Offer is terminated, withdrawn or otherwise not completed, the Purchase Price will not be paid or become payable to Holders of Notes who have validly tendered their Notes in connection with the Offer. In any such event, Notes previously tendered pursuant to the Offer will be promptly returned to each tendering Holder.

        From time to time in the future, the Company or its subsidiaries may acquire any Notes that are not tendered pursuant to the Offer (through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise), upon such terms and at such prices as they may determine or as required by the Indenture, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company or its subsidiaries may choose to pursue in the future.

        Noteholders resident in the United States should be aware that the enforcement by Noteholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Biovail is incorporated under the laws of Canada, that a substantial portion of its assets are located outside the United States, that some or all of its directors and officers reside outside the United States and that all or a substantial portion of the assets of said persons may be located outside the United States. Noteholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

        SUBJECT TO COMPLIANCE WITH APPLICABLE SECURITIES LAWS AND THE TERMS SET FORTH IN THE OFFER, THE COMPANY RESERVES THE RIGHT TO EXTEND OR TERMINATE THE OFFER, OR TO OTHERWISE AMEND THE OFFER IN ANY RESPECT.

        THIS OFFER TO PURCHASE HAS NOT BEEN FILED WITH OR REVIEWED BY ANY FEDERAL, STATE OR PROVINCIAL SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY COUNTRY, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

May 25, 2006

IMPORTANT

To tender Notes pursuant to the Offer to Purchase, beneficial holders should forward executed originals of the Option of Holder to Elect Purchase (a form of which is enclosed herein) to their broker, dealer, commercial bank, trust company or other financial institution that the beneficial holder customarily uses, who will in turn either (a) forward an original executed Letter of Transmittal (a form of which is enclosed herein) to Computershare Trust Company, Inc. (the "Depositary") at its address set forth on the back cover of this Offer to Purchase or (b) tender through The Depository Trust Company ("DTC") pursuant to DTC's Automated Tender Offer Program ("ATOP").

        The Depositary and DTC have confirmed that the Notes are eligible for ATOP. Accordingly, DTC participants may electronically transmit their acceptance of the Offer to Purchase by causing DTC to transfer their Notes to the Depositary in accordance with ATOP procedures for such a transfer. DTC will then send an Agent's Message (as defined below) to the Depositary. Beneficial holders desiring to tender their Notes should note that such beneficial holders must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on such respective date. See "Procedure For Tendering Notes".

        Any questions or requests for assistance or for additional copies of the Offer to Purchase, the Option of Holder to Elect Purchase or the Letter of Transmittal or related documents may be directed to the Company at its telephone number set forth on the back cover of this Offer to Purchase. A beneficial holder may also contact the broker, dealer, commercial bank, trust company or other financial institution which the beneficial holder customarily uses for assistance concerning this Offer to Purchase.

        This Offer to Purchase, the Option of Holder to Elect Purchase and the Letter of Transmittal contain important information which should be read before a decision is made with respect to the Offer to Purchase.

        Notes tendered pursuant to the Offer to Purchase may be withdrawn at any time prior to the close of business on the Offer Expiration Date. Interest will continue to accrue on the Notes during the period between the tender of such Notes and the Purchase Date.

        No person has been authorized to give any information or make any representation on behalf of the Company not contained in this Offer to Purchase and, if given or made, such information or representation must not be relied upon as having been authorized. This Offer to Purchase and related documents do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Offer to Purchase and related documents nor any purchase of Notes shall, under any circumstances, create any implication that the information contained herein or therein is current as of any time subsequent to the date of such information.

i

        To the extent any statements made in or incorporated by reference into this Offer to Purchase contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and may be forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, the Company's objectives, goals, strategies, beliefs, intentions, plans estimates and outlook, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission (the "Commission"), the Ontario Securities Commission, and other securities regulatory authorities in Canada, as well as the Company's ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found under the heading "Risk Factors" under Item 3, Sub-Part D of Biovail's Annual Report on Form 20-F for the fiscal year ended December 31, 2005. Biovail cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail's forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company undertakes no obligation to update or revise any forward-looking statement.

        The Board of Directors of the Company has expressed no opinion as to whether Holders should accept the Offer and tender their Notes thereunder.

ii

INCORPORATION OF DOCUMENTS BY REFERENCE

        The following documents filed by the Company with or submitted by the Company to the Commission pursuant to the Exchange Act and to the securities commissions or similar authorities in each of the provinces of Canada are incorporated herein by reference and shall be deemed to be a part hereof:

  •
  The Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005;

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  The Report on Form 6-K submitted by the Company on May 15, 2006;

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  The Report on Form 6-K submitted by the Company on May 16, 2006 to the Commission, the components of which were filed separately with securities commissions or similar authorities in each of the provinces of Canada as Biovail's First Quarter Report filed on May 16, 2006; a press release dated May 11, 2006 entitled "Biovail Declares Quarterly Dividend", and a press release dated May 11, 2006 entitled "Biovail Reports First Quarter Financial Results"; and

  •
  The Report on Form 6-K/A submitted by the Company on May 24, 2006 to the Commission, the components of which were filed separately with securities commissions or similar authorities in each of the provinces of Canada as Biovail's Notice of Annual and Special Meeting of Shareholders, Management Proxy Circular and Form of Proxy in connection with its Annual and Special Meeting of Shareholders to be held on June 27, 2006.

        All documents and reports filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and with the securities commissions or similar authorities in each of the provinces of Canada on or after the date of this Offer to Purchase and on or prior to the earlier of the Purchase Date or termination of the Offer shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this statement to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this statement.

        The Company will provide without charge to each person to whom this Offer to Purchase is delivered, upon the written request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents which are not specifically incorporated by reference herein. Requests should be directed to the Company at its address set forth on the back cover page hereof. The information relating to the Company contained in this Offer to Purchase does not purport to be complete and should be read together with the information contained in the incorporated documents.

        THIS OFFER TO PURCHASE AND THE OPTION OF HOLDER TO ELECT PURCHASE CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

iii

SUMMARY

        The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Offer. Capitalized terms not otherwise defined have the meanings assigned to them elsewhere in this Offer to Purchase.

The Company	Biovail Corporation, a corporation continued under the Canada Business Corporations Act.
The Offer
The Company is making an offer to purchase for cash from the Holders, upon the terms and subject to the conditions described herein, up to $56.6 million principal amount of its Notes (the "Purchase Amount") at an offer price in cash equal to $1,000 per $1,000 principal amount of Notes validly tendered and not withdrawn on or prior to the Offer Expiration Date, plus accrued and unpaid interest thereon to the Purchase Date. The amount of accrued and unpaid interest on the Notes through the Purchase Date is estimated to be $19.20 per $1,000 principal amount. In the event that more than $56.6 million aggregate principal amount of outstanding Notes are validly tendered (and not withdrawn) pursuant to the Offer, the Company will purchase such validly tendered Notes on a pro-rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 or integral multiples thereof shall be purchased). Holders are not required to tender their Notes.
Offer Expiration Date
The Offer will expire at 5:00 p.m., New York City time, on June 26, 2006, unless extended or earlier terminated. The term "Offer Expiration Date" means such time and date, or if the Offer is extended, the latest time and date to which such Offer is so extended.
Purchase Date
Subject to applicable law, if the Offer has not been terminated prior to the Offer Expiration Date, the Company will accept for purchase up to $56.6 million of Notes validly tendered and not withdrawn on or prior to the Offer Expiration Date on the third Business Day following the Offer Expiration Date (the "Purchase Date").
Source of Funds	The source of funds necessary to conduct the Offer will be Net Proceeds from the Teveten Asset Sale.
Procedures for Tendering Notes
Beneficial holders of the Notes should forward a properly completed and duly executed Option of Holder to Elect Purchase (or facsimile thereof) to their broker, dealer, commercial bank, trust company or other financial institution which such beneficial holder customarily uses. Each beneficial holder's broker, dealer, commercial bank, trust company or other financial institution will in turn forward a properly completed and duly executed Letter of Transmittal (or facsimile thereof) to the Depositary, provided that any brokers, dealers, commercial banks, trust companies or other financial institutions which are DTC participants may, in lieu of forwarding such Letter of Transmittal to the Depositary, electronically transmit their acceptance of the Offer to Purchase by causing DTC to transfer their Notes to the Depositary in accordance with ATOP procedures for such a transfer, whereupon DTC will then send an Agent's Message to the Depositary. Notes tendered pursuant to the Offer to Purchase may be withdrawn at any time prior to the close of business on the Offer Expiration Date.
Withdrawal Rights	Tenders of Notes pursuant to the Offer may be withdrawn at any time on or prior to the Offer Expiration Date, upon compliance with the procedures described herein, but not thereafter.

Untendered Notes
Notes not tendered and purchased pursuant to the Offer will remain outstanding and will continue to accrue interest as provided in the Indenture. As a result of the consummation of the Offer, the aggregate principal amount of the Notes that are outstanding may be significantly reduced, which may adversely affect the liquidity of and, consequently, the market price for the Notes. Holders who tender only a portion of their Notes pursuant to the Offer or who tender Notes in an amount greater than their pro rata share of the total principal amount of Notes purchased by the Company pursuant to the Offer will be issued Notes equal in principal amount to the unpurchased portion of the Notes surrendered.
Termination; Acceptance for Payment and Payment for Notes
The Company, in its sole discretion, may terminate the Offer at any time prior to the Offer Expiration Date. However, if the Offer has not been terminated prior to the Offer Expiration Date, the Company will accept for purchase on the Purchase Date all Notes validly tendered and not withdrawn on or prior to the Offer Expiration Date. Payment for Notes validly tendered and accepted for payment will be made by deposit of such amounts with the Depositary who will act as agent for the tendering Holders for the purpose of receiving payments from the Company and transmitting such payments to the tendering Holders. Subject to applicable law, such payments are expected to be made on the Purchase Date. Notes accepted for payment pursuant to the Offer shall cease to accrue interest after the Purchase Date, unless the Company defaults in payment of the Purchase Price.
Certain Income Tax Considerations	Holders should consider certain U.S. federal income tax and Canadian federal income tax consequences of the Offer. See "Certain Income Tax Consequences."
The Trustee and the Depositary
Computershare Trust Company, Inc. is U.S. Trustee and Computershare Trust Company of Canada is Canadian Trustee under the Indenture. Computershare Trust Company, Inc. is the Depositary. The Depositary's address and telephone number are set forth on the back cover of this Offer to Purchase.
Additional Documentation; Further Information and Assistance
Requests for additional copies of the Offer to Purchase, the Option of Holder to Elect Purchase and the Letter of Transmittal may be directed to the Company. Requests for copies of the documents incorporated herein by reference or of the Indenture may also be directed to the Company. Beneficial owners of Notes may contact their broker, dealer, commercial bank or trust company or nominee for assistance concerning the Offer.

THE COMPANY

        Biovail is a specialty pharmaceutical company that applies advanced drug-delivery technologies to improve the clinical effectiveness of medicines. It commercializes these products both directly and through partners. Biovail's main therapeutic areas of focus are central nervous system disorders, pain management and cardiovascular disease (including Type II diabetes).

        Biovail strives to be at the forefront of the industry through internal research and development efforts, as well as through agreements with third-party, drug-delivery companies, whereby it seeks to gain access to promising new and/or complementary technologies. Upon receipt of regulatory approval, products emerging from the Company's drug-development pipeline are either commercialized through its own marketing and sales divisions, through strategic partners, or both (in the case of a co-promotion arrangement).

        Biovail's core competency lies in its expertise in the development and large-scale manufacturing of pharmaceutical products incorporating oral drug-delivery technologies. Biovail has a broad portfolio of proprietary drug-delivery technologies that represent the foundation upon which the Company's strategy is based. These drug-delivery technologies are used to develop enhanced formulations of late-stage, pre-market and existing in-market drugs that confer meaningful therapeutic benefits to patients. Enhancement of existing in-market products (or brands), also described as a product line-extension strategy, is currently being pursued by many of the world's largest pharmaceutical companies as they look for ways to expand upon the significant clinical and marketing investments they have made in establishing high-value brands.

        The Company's broad portfolio of oral drug-delivery technologies includes controlled release, graded release, enhanced absorption, rapid absorption, taste masking, and oral disintegration, among others. Biovail's drug-delivery technologies are applicable to a wide range of molecules, and can, in many areas, address the pharmaceutical industry's more complex drug-delivery challenges.

BACKGROUND AND PURPOSE OF THE OFFER

        On May 2, 2005, the Company sold all of its product rights and certain inventories related to its antihypertension drugs Teveten and Teveten HCT to Kos Pharmaceuticals, Inc. ("Kos") for cash (the "Teveten Asset Sale"). As required by the Indenture, the Board of Directors of the Company determined that the sale price was at least equal to the fair market value of the assets sold. The Company estimates that the proceeds of the Teveten Asset Sale, net of expenses, are approximately $56.6 million.

        The Teveten Asset Sale constitutes an "Asset Sale" and the net proceeds from the Teveten Asset Sale constitute "Net Proceeds," as both terms are defined in the Indenture. Under Section 1014 of the Indenture, within 365 days after the completion of the Teveten Asset Sale the Company had the right to elect to apply the Net Proceeds to permanently reduce Senior Debt (as defined in the Indenture) and/or to acquire Replacement Assets (as defined in the Indenture). The Company has elected not to apply the Net Proceeds as permitted under the Indenture. Accordingly, under Section 1014 of the Indenture, such Net Proceeds constitute "Excess Proceeds" triggering the obligation of the Company to commence an Asset Sale Offer (as defined in the Indenture) to purchase up to $56.6 million of outstanding Notes at a purchase price in cash equal to $1,000 per $1,000 principal amount of Notes, plus accrued and unpaid interest, if any, to the date of payment.

USE OF REMAINING EXCESS PROCEEDS

        If this Offer is completed, to the extent that the aggregate Excess Proceeds exceed the aggregate principal amount of Notes purchased in this Offer, the Company may thereafter use such excess for general corporate purposes.

PROCEDURE FOR TENDERING NOTES

        Beneficial holders must handle this matter through such beneficial holder's broker, dealer, commercial bank, trust company, or other financial institution which such beneficial holder customarily uses (the "Registered Holder"). The beneficial holder may be required to pay a fee or commission to such Registered Holder. For a beneficial holder to validly tender Notes pursuant to the Offer to Purchase, such beneficial holder should forward a properly completed and duly executed Option of Holder to Elect Purchase (or facsimile thereof) to its Registered Holder, which Registered Holder will in turn forward either (a) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) to the Depositary, or (b) in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal and any other required documents, which must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to 5:00 p.m., New York City time, on the Offer Expiration Date. In addition, prior to 5:00 p.m., New York City time, on the Offer Expiration Date, either (a) certificates for tendered Notes must be received by the Depositary at such address or (b) such Notes must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender must be received by the Depositary, including an Agent's Message if the Registered Holder has not delivered a Letter of Transmittal to the Depositary). The term "Agent's Message" means a message, transmitted by DTC to and received by the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and that the Company may enforce such Letter of Transmittal as the case may be, against such participant.

        Book-Entry Delivery of the Notes; Tender through ATOP. Within two Business Days after the date of this Offer to Purchase, the Depositary will establish an account with respect to the Notes at DTC for purposes of the Offer to Purchase. Any financial institution that is a participant in the DTC system may make book-entry delivery of Notes by causing DTC to transfer such Notes into the Depositary's account in accordance with DTC's procedure for such transfer. Although delivery of Notes may be effected through book-entry at DTC, the executed Letter of Transmittal, or (in the case of a book-entry transfer) an Agent's Message in lieu of the Letter of Transmittal, and any other required documents must be transmitted to and received by the Depositary prior to the Offer Expiration Date at its address set forth on the back cover of this Offer to Purchase. Delivery of such documents to DTC does not constitute delivery to the Depositary.

        Registered Holders who are tendering by book-entry transfer to the Depositary's account at DTC may execute their tender through ATOP by transmitting their acceptance to DTC in accordance with DTC's ATOP procedures; DTC will then verify the acceptance, execute a book-entry delivery to the Depositary's account at DTC and send an Agent's Message to the Depositary. Delivery of the Agent's Message by DTC to the Depositary will satisfy the terms of the Offer to Purchase in lieu of execution and delivery of a Letter of Transmittal by the participant identified in the Agent's Message. Accordingly, the Letter of Transmittal need not be completed by a Registered Holder tendering through ATOP.

        Withholding Tax.    Under U.S. federal tax laws, the Depositary may be required to withhold 28% of the amount of any payments made to certain beneficial holders pursuant to the Offer to Purchase, if such Holders are subject to back-up withholding. See "Certain Income Tax Consequences" below.

        General.    Each proper acceptance of the Offer to Purchase with respect to a Note will constitute a binding agreement by the Holder to sell and by the Company to purchase, in accordance with the terms and subject to the conditions of the Offer to Purchase, such Note pursuant to the Offer to Purchase for the applicable Purchase Price at the Purchase Date. The acceptance of this Offer to Purchase by a Holder with respect to any Note will constitute the agreement by such Holder to deliver good and marketable title to such Note on the appropriate Purchase Date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

        Matters of Form.    All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of tendered Notes will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of Notes that they determine are not in proper form or for which the corresponding agreement to purchase or purchase would, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right in their sole discretion to waive any of the conditions of this Offer to Purchase or defects in acceptances and sales with regard to any particular Note. The Company's interpretation of the terms and conditions of the Offer to Purchase (including the instructions in the Option of Holder to Elect Purchase and the Letter of Transmittal) will be final and binding. Neither the Company nor the Depositary shall be under any duty to give notice to accepting or selling Holders of Notes of any defects or irregularities in acceptances of sales, nor shall any of them incur any liability for failure to give such notice.

WITHDRAWAL OF TENDERS

        Notes tendered pursuant to the Offer to Purchase may be withdrawn, in whole or in part, at any time prior to the close of business on the Offer Expiration Date. The Holders of the Notes shall retain the right to receive all interest payable on the Notes during the period between the tender of such Notes and the Purchase. If the Offer to Purchase is terminated without any Notes being purchased hereunder, the Notes tendered pursuant hereto will be promptly returned to the tendering Holders.

        For a withdrawal of Notes to be effective, a telegram, telex, facsimile transmission or letter of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. The withdrawal notice must (a) specify the name of the Holder who tendered the Notes to be withdrawn and, if different, the name of the Registered Holder of such Notes (or, in the case of Notes tendered by book-entry transfer, the name of the participant for whose account such Notes were tendered and such participant's account number at DTC to be credited with the withdrawn Notes), (b) contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn and, in the case of Notes tendered by delivery of certificates rather than book-entry transfer, the certificate numbers thereof, (c) contain a statement that such holder of the Note is withdrawing all or a portion of such Holder's tender, and (d) be signed by the Holder of such Notes in the same manner as the original signature on the Letter of Transmittal, including any required signature guarantees (or, in the case of Notes tendered by a DTC participant through ATOP, be signed by such participant in the same manner as the participant's name is listed on the applicable Agent's Message), or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of such Notes. If certificates for the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal will be effective immediately upon receipt by the Depositary of written or facsimile transmission notice of withdrawal even if physical release is not yet effected.

        Withdrawal of tenders of Notes may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer to Purchase. Properly withdrawn Notes may, however, be retendered by again following one of the procedures described in "Procedures for Tendering Notes" above at any time prior to the Offer Expiration Date.

        Withdrawals of Notes can only be accomplished in accordance with the foregoing procedures.

CONDITIONS TO THE OFFER TO PURCHASE

        Any other provision in the Offer to Purchase to the contrary notwithstanding, the Company shall not be required to purchase any Notes, and may terminate or withdraw the Offer to Purchase, suspend the right to accept the Offer to Purchase or otherwise amend the Offer to Purchase with respect to any such Notes, at any time prior to the expiration of the Offer to Purchase for any reason including, but not limited to, if there has occurred any change (or any condition, event or development involving a prospective change) in the general economic, financial or market conditions in the United States that, in the sole judgment of the Company, has or may have a material adverse effect upon the market prices of the Notes or upon trading in the Notes or upon the value of the Notes to the Company.

ACCEPTANCE FOR PAYMENT AND PAYMENT

        Upon the terms and subject to the conditions of the Offer to Purchase, the Company will accept for payment up to $56.6 million of Notes that are validly tendered pursuant to the Offer to Purchase. For purposes of the Offer to Purchase, the Company will be deemed to have accepted for payment tendered Notes if, as and when the Company gives written notice to the Depositary of its acceptance of such Notes. The Depositary will act as agent for the tendering beneficial holders for the purpose of receiving payments from the Company and transmitting such payments to the tendering beneficial holders. Thus, the Company will pay for Notes accepted for payment pursuant to the Offer to Purchase by depositing same-day funds with the Depositary on the Purchase Date. Under no circumstances will any additional interest be payable by the Company because of any delay in the transmission of funds from the Depositary to the tendering beneficial holders.

        If Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes.

        If Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro-rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 or integral multiples thereof shall be purchased).

        In the case of any beneficial holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to such beneficial holder without service charge, a new Note or Notes, if any, authorized denomination as requested by such beneficial holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered.

EXTENSION; AMENDMENTS

        The Company expressly reserves the right, at any time or from time to time, regardless of whether or not the conditions set forth in "Conditions to the Offer to Purchase" have been satisfied, subject to applicable law, (i) to revoke or terminate the Offer to Purchase, for any reason, (ii) to extend the Offer Expiration Date, and (iii) to amend the Offer to Purchase in any respect, in each case by giving written notice of such extension or amendment to the Depositary and issuing a press release, which release will include disclosure of the approximate principal amount of Notes tendered to date and, in the case of an extension, will be issued no later than 9:00 a.m., New York City time, on the next Business Day after the previously scheduled Offer Expiration Date, as the case may be.

        Please note that the terms of any extension or an amendment of the terms of the Offer to Purchase may vary from the terms of the original Offer to Purchase depending on such factors, including but not limited to, the principal amount of Notes previously purchased. All Holders who tender their Notes will receive the benefit of any amendment which provides for more beneficial terms, irrespective of whether such Holders have tendered their Notes prior to the date on which such amendment becomes effective.

        In the event that the Company elects to extend the Offer Expiration Date or modify the Purchase Amount, the Offer to Purchase shall be extended for at least 10 Business Days from the date such notice is first published or sent or otherwise given to the beneficial holders.

        There can be no assurance that the Company will exercise its right to extend the Offer Expiration Date or their right to amend the Offer to Purchase. Any extension or amendment will be followed as promptly as practicable by public announcement thereof. In the case of an extension, such announcement will be made no later than 9:00 a.m., New York City time, on the next Business Day after the previously scheduled Offer Expiration Date, as the case may be, and will indicate the approximate principal amount of Notes tendered to date. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release. The Company expressly reserves the right, in its sole discretion, to terminate the Offer to Purchase, if any of the conditions set forth above under "Conditions to the Offer to Purchase" have not been satisfied or waived by the Company.

MARKET INFORMATION FOR THE NOTES

        The Notes were issued in 2002. The Notes are not listed on any Notes exchange. Holders are urged to contact their brokers with respect to current trading information regarding the Notes. To the extent that the Notes are sold pursuant to the Offer to Purchase, any existing trading market for the remaining Notes may become more limited. A debt security with a smaller principal amount available for trading (a smaller "float") may command a lower price than would a comparable debt security with a greater float. Consequently, the liquidity, market value and price volatility of Notes which remain outstanding may be adversely affected. The reduced float may also make the trading price of the Notes that are not sold and accepted for payment more volatile. Holders of unpurchased Notes may attempt to obtain quotations for the Notes from their brokers; however, there can be no assurance that any trading market will exist for the Notes following consummation of the Offer to Purchase. The extent of the public market for the Notes following consummation of the Offer to

Purchase will depend upon the number of Holders remaining at such time, the interest in maintaining a market in such Notes on the part of Notes firms and other factors.

        Although the Company believes that the Notes trade on a negotiated basis between certain market makers and Holders of the Notes, no generally reliable pricing information for the Notes is available. Holders of Notes are urged to contact their brokers to obtain the best available information as to current market prices.

        The Notes are redeemable at the option of the Company on or after April 1, 2006 in accordance with the terms of the Indenture. If the Company were to redeem the Notes in the twelve-month period commencing on April 1, 2006, the redemption price to be paid would be 103.938% of the principal amount thereof, in the twelve-month period commencing April 1, 2007, 101.969% of the principal amount thereof and after April 1, 2008, 100.000% of the principal amount thereof, in each case, together with the accrued and unpaid interest to the redemption date.

CERTAIN INCOME TAX CONSEQUENCES

Certain U.S. Federal Income Tax Consequences

        TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS OFFER TO PURCHASE IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY HOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE COMPANY'S SOLICITATION OF THE TRANSACTIONS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        The following summary is a general discussion of certain United States federal income tax consequences applicable under current law to the sale of Notes pursuant to the Offer to Purchase by a "U.S. Holder" (which, for purposes of this Offer to Purchase other than when used in the sub-section below entitled "Certain Canadian Federal Income Tax Consequences", means a beneficial holder of Notes that is for United States federal income tax purposes (a) an individual that is a citizen or resident of the United States, (b) a domestic corporation, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust if it is subject to the primary supervision of a United States court and one or more United States persons have the authority to control all substantial decisions of the trust or if it was in existence on August 19, 1996 and has elected to be treated as a United States person). The discussion does not deal with special classes of holders, such as dealers in securities or currencies, traders in securities that elect to mark to market, banks, financial institutions, partnerships or other pass-through entities, U.S. expatriates, insurance companies, tax-exempt organizations, persons whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax, persons holding Notes as a hedge against interest rate risks or who have otherwise similarly hedged the risk of holding Notes or persons holding Notes as part of a straddle or in connection with a conversion transaction. In addition, the discussion does not describe any tax consequences arising out of the laws of any state or local or foreign jurisdiction or U.S. federal laws other than income tax (such as estate and gift tax) and does not address U.S. federal income tax consequences to a Holder that is not a U.S. Holder, including, but not limited to, a Holder that is engaged in a U.S. trade or business, a corporation that operates through a U.S. branch or a nonresident alien individual who is present in the United States for 183 days or more during the taxable year. This discussion assumes that the Notes are held as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. The Company has not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

        The receipt of cash for the Notes by U.S. Holders pursuant to the Offer to Purchase will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder selling Notes pursuant to the Offer to Purchase will recognize gain or loss in an amount equal to the difference between the amount of cash received (excluding amounts representing accrued interest) and the Holder's adjusted tax basis in the Notes sold. Generally, any gain or loss recognized will be a capital gain or loss, except that any gain will be treated as ordinary income to the extent of any market discount (i.e., for Notes acquired other than at original issuance, generally the excess of the principal amount of the Notes over the Holder's initial tax basis in the Notes at the time of the Holder's acquisition of the Notes, subject to a de minimis exception) that has accrued following the Holder's acquisition of the Notes and that has not previously been included in income. A U.S. Holder's adjusted tax basis in a Note will generally equal to cost of the Note, increased by any market discount previously included in gross income, and decreased by the amount of any amortizable bond premium (i.e., any excess of a Holder's purchase price over the principal amount of such Note) that the U.S. Holder has applied as an offset to interest income on the Note. Any such capital gain or loss will be treated as long-term capital gain or loss if the Notes have been held by the Holder for more than one year. Amounts received for accrued interest will be ordinary income to the extent not previously included in income by the Holder. U.S. Holders (other than certain exempt Holders such as corporations) will be subject to information reporting with respect to cash received for the Notes pursuant to the Offer to Purchase. In addition, U.S. Holders that are not exempt Holders also may be subject to backup withholding (most significantly, Holders who fail to supply a correct taxpayer identification number on Form W-9 or a valid substitute). Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the U.S. Holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

        The foregoing discussion is provided as a general summary of the U.S. federal income tax consequences to a Holder of the disposition of the Notes pursuant to the Offer to Purchase and is not intended to be tax advice. Each Holder is urged to consult its own tax advisor, in light of its own income tax position, with respect to the particular U.S. federal, state, local or foreign tax consequences of the disposition of Notes pursuant to the Offer to Purchase.

Certain Canadian Federal Income Tax Consequences

        The following is a summary of the principal Canadian federal income tax consequences generally applicable to the sale of Notes pursuant to the Offer by a Holder who at all relevant times, for purposes of the Income Tax Act (Canada) (the "Tax Act"), deals at arm's length with, and is not affiliated with, the Company and holds the Notes as capital property. The Notes will generally be considered to be capital property for this purpose unless the Holder either holds such Notes in the course of carrying on a business, or has held or acquired such Notes in a transaction or transactions considered to be an adventure in the nature of trade.

        This summary is based on the current provisions of the Tax Act and the regulations (the "Regulations") thereunder, all specific proposals to amend the Tax Act or the Regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the published administrative practices of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax consequences which may differ from the Canadian federal income tax consequences described herein.

        This summary is not exhaustive of all Canadian federal income tax consequences that may be relevant to a particular Holder. This summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Accordingly, Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences applicable to the sale of Notes pursuant to the Offer based on their particular circumstances.

Canadian Holders

        The following discussion applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is resident in Canada (a "Canadian Holder"). This summary does not address the Canadian federal income tax consequences applicable to Canadian Holders that are "financial institutions", as defined in the Tax Act, and it does not address the application of alternative minimum tax to individuals.

Purchase of Notes

        A Canadian Holder will generally be required to include in computing such Canadian Holder's income for the taxation year in which the Company purchases the Notes all interest that accrued on the Notes from the date of the last interest payment to the date of purchase, except to the extent that such interest has otherwise been included in such Canadian Holder's income for that taxation year or a preceding taxation year.

        In addition, the purchase of the Note by the Company will result in the disposition of the Note by the Canadian Holder and may result in the Canadian Holder realizing a capital gain (or a capital loss) equal to the amount by which the Purchase Price, net of any amount included in the Canadian Holder's income as interest (as discussed above) and any reasonable costs incurred by the Canadian Holder in connection with the purchase of the Note by the Company, exceed (or are exceeded by) the adjusted cost base of the Note to the Canadian Holder immediately before such disposition.

        Generally, one-half of any capital gain (a "taxable capital gain") realized by a Canadian Holder on the disposition of the Notes must be included in computing the income of the Canadian Holder for the taxation year in which such disposition occurs. One-half of any capital loss (an "allowable capital loss") realized by a Canadian Holder on the disposition of the Notes in a taxation year may be deducted from taxable capital gains realized by the Canadian Holder in that taxation year. Allowable capital losses for a taxation year in excess of taxable capital gains for that taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year, against taxable capital gains realized in such taxation year, to the extent and under the circumstances prescribed for in the Tax Act.

Additional Refundable Tax

        A Canadian Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including interest and taxable capital gains.

Foreign Exchange

        The Notes are denominated in U.S. dollars. All amounts relating to the acquisition, holding or disposition of Notes must be converted into Canadian dollars for the purposes of the Tax Act and the Regulations. A Canadian Holder may realize a capital gain (or capital loss) by virtue of fluctuations in the Canadian/U.S. dollar exchange rate. The amount of accrued interest on the Notes required to be included in computing the Canadian Holder's income for a taxation year will also be affected by fluctuations in the Canadian/US. dollar exchange rate.

U.S. Holders

        The following discussion applies to a Holder of Notes who is, at all relevant times for the purposes of the Tax Act and the Canada-United States Income Tax Convention, 1980, a resident of the United States and is not and is not deemed to be resident in Canada (a "U.S. Holder"). Special rules, which are not addressed in this discussion, may apply to a U.S. Holder that is a "registered non-resident insurer" or "authorized foreign bank", as defined in the Tax Act, carrying on business in Canada and elsewhere.

Purchase of Notes

        A U.S. Holder will generally not be subject to Canadian federal income tax or Canadian withholding tax on the Purchase Price or any other amounts paid or credited by the Company as, on account or in lieu of payment of, or in satisfaction of, interest or principal on the Notes, or on any gain realized by the U.S. Holder on the disposition of the Notes resulting from the purchase of the Notes by the Company.

DEPOSITARY

        The Company has retained Computershare Trust Company, Inc. to act as Depositary (the "Depositary") in connection with the Offer to Purchase. The Company has agreed to reimburse the Depositary for certain out-of-pocket expenses, including counsel fees, and to indemnify the Depositary against certain liabilities in connection with the Offer to Purchase, including liabilities under U.S. federal securities laws and Canadian provincial securities laws.

ADDITIONAL INFORMATION

        The Company is subject to the periodic reporting and certain other informational requirements of the Exchange Act, as well as Canadian provincial securities legislation and files or submits periodic reports and other information with the Commission, as well as the securities commissions or similar regulatory authorities in each of the provinces of Canada. Such reports and other information filed by the Company with the Commission may be inspected and copied at prescribed rates, at the public reference facility of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York, 10048, at CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials also can be obtained by mail from the public reference facilities of the Commission, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a World Wide Web site that contains reports and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of such World Wide Web site is http://www.sec.gov. Such reports and other information filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada are available electronically at www.sedar.com.

The Depositary for the Offer to Purchase is:
 COMPUTERSHARE TRUST COMPANY, INC.
By Registered or Certified Mail,
Hand or Overnight Delivery:
350 Indiana Street, Suite 800
Golden, CO 80401
 By Facsimile:
(303) 262-0606
Attn: Corporate Actions
 For Information or Confirmation by Telephone:
(800) 962-4284

        Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Option of Holder to Elect Purchase, the Letter of Transmittal or related documents may be directed to the Company at the telephone number or address set forth below. A beneficial holder may also contact such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer to Purchase.

Biovail Corporation
7150 Mississauga Road
Canada
Attn: Nelson Isabel
Tel: (905) 286-3000

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TABLE OF CONTENTS
IMPORTANT
INCORPORATION OF DOCUMENTS BY REFERENCE
SUMMARY
THE COMPANY
BACKGROUND AND PURPOSE OF THE OFFER
USE OF REMAINING EXCESS PROCEEDS
PROCEDURE FOR TENDERING NOTES
WITHDRAWAL OF TENDERS
CONDITIONS TO THE OFFER TO PURCHASE
ACCEPTANCE FOR PAYMENT AND PAYMENT
EXTENSION; AMENDMENTS
MARKET INFORMATION FOR THE NOTES
CERTAIN INCOME TAX CONSEQUENCES
DEPOSITARY
ADDITIONAL INFORMATION